UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-41604

Freightos Limited

(Translation of registrant's name into English)

Planta 10, Avda. Diagonal, 211

Barcelona, Spain 08018

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F
or Form 40-F:	☒ Form 20-F	☐ Form 40-F

CONTENTS

Announcement of Cost Optimization Plan

On March 26, 2026, Freightos Limited, a Cayman Islands exempted company (“Freightos” or the “Company”), issued a press release announcing that it is executing a cost optimization plan to support its path to profitability. A copy of that press release serves as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”).

Exhibits

Exhibit Number	Description of Exhibit
99.1	Press release, dated March 26, 2026, issued by Freightos announcing the execution of a cost optimization plan to support its path to profitability

Incorporation by Reference

The information in this Report of Foreign Private Issuer on Form 6-K (including Exhibit 99.1 hereto, but excluding quotes of management of Freightos included therein) is hereby incorporated by reference into the Company’s registration statements on Form S-8 (File No. 333-270303) and Form F-3 (File No. 333-280302), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FREIGHTOS LIMITED
Date: March 26, 2026
/s/ Michael Oberlander
	Name:	Michael Oberlander
	Title:	General Counsel